1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2011
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 13, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

NOTICE OF 2010 AGM
AND
PROPOSALS FOR (1) DISTRIBUTION OF 2010 FINAL DIVIDEND;
(2) RE-APPOINTMENT OF AUDITORS AND THE AUTHORISATION
TO THE AUDIT COMMITTEE OF THE BOARD TO
FIX THEIR REMUNERATION;
(3) APPOINTMENT OF NEW DIRECTOR; AND
(4) GENERAL MANDATE TO ISSUE H SHARES

Notice convening the AGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 31 May 2011 at 10:30 a.m. is set out on pages 7 to 11 of this circular.

Reply slip and proxy form for use at the AGM are enclosed and are also published on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk). Shareholders who intend to attend the AGM shall complete and return the reply slip in accordance with the instructions printed thereon before Wednesday, 11 May 2011. Shareholders who intend to appoint a proxy to attend AGM are requested to complete the proxy form in accordance with the instructions printed thereon. In the case of H Shares, the proxy form shall be lodged with the registrar of H Shares of the Company, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of A Shares, the proxy form shall be lodged with the Company's Board Secretary Office at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082 as soon as possible and in any event not less than 24 hours before the time appointed for holding of the AGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the AGM or any adjournment if you so wish.

14 April 2011

* For identification purpose only

CONTENTS

Page

Definitions	ii

Letter from the Board	1

Introduction	2

Distribution of 2010 Final Dividend	2

Re-appointment of Auditors and the Authorisation to
the Audit Committee of the Board fix their Remuneration	2

Appointment of New Director	3

General Mandate to issue H Shares	4

AGM	5

Closure of H Share Register of Members	5

Recommendations	6

Additional Information	6

Notice of 2010 Annual General Meeting	7

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic shares issued by the Company and denominated in Renminbi and which are listed on the Shanghai Stock Exchange;

"A Shareholders"	holders of A Shares;

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"AGM"	the annual general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Tuesday, 31 May 2011 at 10:30 a.m.;

"Board"	the board of Directors;

"Chinalco"

Means , Aluminum Corporation of China*, a state-owned enterprise established in the PRC and the controlling shareholder of the Company holding (together with its subsidiaries) 41.82% of the total issued share capital of the Company;

"Company"

Aluminum Corporation of China Limited*, a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"Director(s)"	the director(s) of the Company;

"Group"	the Company and its subsidiaries;

* For identification purpose only

- ii -

DEFINITIONS

"H Share(s)"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

"H Shareholders"	holders of H Shares;

"HK$" or "HK dollars"	Hong Kong dollars, the lawful currency of Hong Kong;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Latest Practicable Date"	Monday, 11 April 2011, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

"PRC"	The People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and the Taiwan region;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shareholder(s)"	A Shareholders and H Shareholders;

"Shares"	A Shares and H Shares;

"Supervisory Committee"	the supervisory committee of the Company;

"%"	per cent.

- iii -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)
Executive Directors:	Registered office:
Mr. Xiong Weiping	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Liu Xiangmin	Beijing
The People's Republic of China
Non-executive Directors:	Postal code: 100082
Mr. Shi Chungui
Mr. Lv Youqing	Principal place of business:
No. 62 North Xizhimen Street
Independent non-executive Directors:	Haidian District
Mr. Zhang Zhuoyuan	Beijing
Mr. Wang Mengkui	The People's Republic of China
Mr. Zhu Demiao	Postal code: 100082

Principal place of business in Hong Kong:
Unit 3103, 31st Floor,
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

14 April 2011

To the Shareholders

Dear Sir or Madam,

NOTICE OF 2010 AGM
AND
PROPOSALS FOR (1) DISTRIBUTION OF 2010 FINAL DIVIDEND;
(2) RE-APPOINTMENT OF AUDITORS AND THE AUTHORISATION
TO THE AUDIT COMMITTEE OF THE BOARD TO
FIX THEIR REMUNERATION;
(3) APPOINTMENT OF NEW DIRECTOR; AND
(4) GENERAL MANDATE TO ISSUE H SHARES.

* For identification purpose only

- 1 -

LETTER FROM THE BOARD

INTRODUCTION

The AGM is proposed to be held on Tuesday, 31 May 2011 at 10:30 a.m. at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC. The purpose of this circular is to provide you with (among other things) additional information relating to certain resolutions to be proposed at the 2010 AGM:

(1)	distribution of 2010 final dividend;

(2)	re-appointment of auditors and the authorisation to the audit committee of the Board to fix their remuneration;

(3)	appointment of new Director; and

(4)	general mandate to issue H Shares.

(1)	DISTRIBUTION OF 2010 FINAL DIVIDEND

Pursuant to the resolution passed at the Board meeting convened on 28 February 2011, the Company proposed a final dividend for 2010 to Shareholders at RMB0.0114 per share (tax inclusive) totaling RMB154 million, representing 35% of the Company's profit after tax for the year ended 31 December 2010. The proposed distribution of final dividend is subject to Shareholders' approval at the 2010 annual general meeting.

(2)	RE-APPOINTMENT OF AUDITORS AND AUTHORISATION TO THE AUDIT COMMITTEE OF THE BOARD TO FIX THEIR REMUNERATION

The Board proposed to (1) re-appoint PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers Hong Kong (together referred to as "PricewaterhouseCoopers Firms") as the independent domestic and international auditors of the Company for a term ending upon the conclusion of the 2011 annual general meeting of the Company; and (2) to authorise the audit committee of the Board to fix the auditors' remuneration for the year ending 2011.

For the year ended 31 December 2010, a remuneration of RMB16.4 million was paid to PricewaterhouseCoopers Firms for audit and audit related services provided to the Company.

- 2 -

LETTER FROM THE BOARD

(3)	APPOINTMENT OF NEW DIRECTOR

At the meeting of the eleventh meeting of the fourth session of the Board held on 23 February 2011, the Board resolved to nominate Mr. Liu Caiming as the candidate for executive director of the fourth session of the Board of the Company and his nomination will be submitted for approval by the 2010 AGM. The biographical details of Mr. Liu Caiming is as follows:

Mr. Liu Caiming, aged 48, was appointed as Senior Vice President and Chief Financial Officer of the Company on February 23, 2011. Graduated from the School of Economics at Fudan University, Mr. Liu is a doctoral candidate, senior accountant and certified public accountant in the PRC. He joined Chinalco in January 2007. Having been engaged in financial management at large state-owned enterprises for a long time, Mr. Liu has extensive experience in finance and business management. He had served as Deputy Head and head of the Finance Department of China Non-ferrous Metals Foreign-Engineering Corporation (), Deputy General Manager of China Non-ferrous Metals Construction Group Limited (), Deputy General Manager of China Non-ferrous Construction Group Limited (), Director and Deputy General Manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd., Deputy General Manager of China Non-ferrous Metals Mining and Construction (Group) Co., Ltd., Deputy General Manager of Chinalco, Chairman of Yunnan Copper Industry (Group) Co., Ltd., Chairman of Chinalco Shanghai Copper Co., Ltd., Executive Director of Chinalco Kunming Copper Co., Ltd., as well as Director and President of China Copper Co., Ltd. (). Mr. Liu also has acted as titular Deputy Head of Department of Finance of Yunnan Province, director of State-owned Assets Supervision and Administration Commission of Yunnan Province and assistant to the governor of Yunnan Province.

Following the approval of the appointment of Mr. Liu Caiming as an executive director of the fourth session of the Board of the Company by the Shareholders, his term of office will expire upon the conclusion of the 2012 annual general meeting. The remuneration of Mr. Liu for the year ended 31 December 2011 will be determined by the Remuneration Committee of the Board according to Mr. Liu's duties and responsibilities with the Company and prevailing market conditions.

- 3 -

LETTER FROM THE BOARD

Mr. Liu confirmed that, save as disclosed above, (1) he does not hold any position with the Group and has not been a director or supervisor in any other listed companies in the past three years; (2) he is not connected with any Director, supervisor, senior management or substantial or controlling Shareholders of the Company or any of its subsidiaries; and (3) he does not have any interest in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong) as at the date of this circular.

In addition, Mr. Liu confirmed that there is no other information in respect of his appointment that is discloseable pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules; and there is no other matter that needs to brought to the attention of the Shareholders.

(4)	GENERAL MANDATE TO ISSUE H SHARES

To provide the Board with flexibility to issue new Shares, a special resolution will be proposed at the AGM to grant a general mandate to the Board to allot, issue and deal with additional H Shares up to the limit of 20% of the aggregate nominal value of H Shares in issue as at the date of passing of such resolution.

Details of the general mandate to issue H Shares are set out in Resolution numbered 12 in the Notice of 2010 Annual General Meeting.

(5)	OTHERS

At the AGM, Shareholders will consider and, if thought fit, approve the resolutions in respect of (i) the granting of the counter guarantee by the Company to Chinalco for the guarantee provided by Chinalco to Rio Tinto plc relating to the performance by the Company of its obligations under the Simandou Joint Development Agreement, and (ii) the acquisition of 9.5% equity interests in China Aluminum International Trading Co., Ltd. by the Company. For details of the counter guarantee and the acquisition, please refer to the circulars to the Shareholders dated 14 April 2011, which are despatched together with this Circular.

- 4 -

LETTER FROM THE BOARD

AGM

The notice convening the AGM at which, among others, the aforesaid resolutions will be proposed are set out on pages 7 to 11 of this circular.

A proxy form for use at each of the AGM is enclosed. Whether or not you are able to attend the AGM in person, you are requested to complete and return the accompanying proxy form in accordance with the instructions printed thereon. In the case of H Shareholders, the proxy form shall be lodged with the Company's H Share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong; and in the case of A Shareholders, the proxy form shall be lodged with the Company's Board Secretary Office at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082 as soon as possible and in any event not less than 24 hours before the time appointed for holding of the relevant meeting or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the meeting(s) or any adjournment if you so wish.

CLOSURE OF H SHARE REGISTER OF MEMBERS

The H Share register of members is currently closed until (and inclusive of) Thursday, 14 April 2011 for the holding of the second extraordinary general meeting of the Company on Thursday, 14 April 2011 in compliance with the articles of association of the Company, no transfer of H Shares will be effected until (and inclusive of) Thursday, 14 Apirl 2010. The H Share register will be reopened on Friday, 15 April 2011 to effect transfers of H Shares and will be closed again from Sunday, 1 May 2011 to Tuesday, 31 May 2011 (both days inclusive), during which period no transfer of H Shares will be effected. Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Friday, 29 April 2011 are entitled to (1) receive the 2010 final dividend of the Company and (2) to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order for the Shareholders to be qualified to (1) receive the 2010 final dividend of the Company and (2) to attend and vote at the AGM, all transfer documents accompanied by the relevant H share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 29 April 2011 for registration.

- 5 -

LETTER FROM THE BOARD

RECOMMENDATIONS

The Directors consider that the proposals relating to (i) distribution of 2010 final dividend; (ii) re-appointment of auditors and the authorisation to the audit committee of the Board to fix their remuneration; (iii) appointment of new Director; and (iv) general mandate to issue H Shares are in the best interests of the Company and its Shareholders as a whole and accordingly recommend all Shareholders to vote in favour of all the aforesaid resolutions to be proposed at AGM.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

* For identification purpose only

- 6 -

NOTICE OF 2010 ANNUAL GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)
NOTICE OF 2010 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2010 Annual General Meeting (the "AGM") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 31 May 2011 at 10:30 a.m. for the following purpose:

ORDINARY RESOLUTIONS

1.	To consider and approve the Directors' Report for the year ended 31 December 2010;

2.	To consider and approve the Report of the Supervisory Committee for the year ended 31 December 2010;

3.

To consider and approve the independent auditor's report and the audited financial report of the Company for the year ended 31 December 2010 (including the financial report prepared in accordance with the International Financial Reporting Standards and the financial report prepared in accordance with the PRC Accounting Standards for Business Enterprises (2006));

4.	To consider and approve the distribution of the 2010 final dividend for the year ended 31 December 2010;

5.

To consider the new appointment of Mr. Liu Caiming as an executive Director of the fourth session of the Board commencing from the date of passing this resolution and expiring upon conclusion of the Company's 2012 annual general meeting;

* For identification purpose only

- 7 -

NOTICE OF 2010 ANNUAL GENERAL MEETING

6.	To consider and approve the remuneration standard for Directors and supervisors of the Company for 2011;

7.	To consider and approve the renewal of one-year liability insurance for the Company's Directors, Supervisors and senior management (from 18 May 2011 to 17 May 2012);

8.

To consider and approve the re-appointment of PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) as the international auditors and PricewaterhouseCoopers Zhong Tian CPAs Company Limited as PRC auditors of the Company to hold office until conclusion of the 2011 annual general meeting, and to authorise the audit committee of the Board to determine their remuneration;

9.

To consider and approve the terms and the granting of the Counter Guarantee by the Company to Chinalco in respect of the Guarantee provided by Chinalco to Rio Tinto plc for the performance by the Company of its obligations under the Simandou Joint Development Agreement and to authorise any Director or authorised representatives of the Board to execute the Counter Guarantee and all such other documents or do all such actions as he considers necessary or desirable in connection with the granting of the Counter Guarantee or to give effect to the Counter Guarantee. For the definitions used in this resolution and details of the Counter Guarantee, please refer to the circular to the shareholders of the Company dated 14 April 2011 in respect of the same.

10.

To consider and approve the terms and the entering into of the Proposed Agreement in respect of the acquisition of the 9.5% equity interests in CIT by the Company from CAD and to authorise any Director or authorised representatives of the Board to execute the Proposed Agreement and all such other documents and do all such actions as he considers necessary or desirable to implement and give effect to the Proposed Acquisition. For definitions used in this resolution and details of the Proposed Acquisition, please refer to the circular to the shareholders of the Company dated 14 April 2011 in respect of the same.

11.	To consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 3 per cent or more of the shares carrying the right to vote at such meeting.

- 8 -

NOTICE OF 2010 ANNUAL GENERAL MEETING

SPECIAL RESOLUTION

12.	To consider and approve the following resolution by way of special resolution:

(a)

the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and call options in respect thereof, subject to the following terms:

(i)

such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or call options which might require the implementation or exercise after the end of the Relevant Period;

(ii)

the total nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a call option or otherwise) by the Board shall not exceed 20% of the total nominal value of H Shares in issue as at the date of the this resolution (as at the date of this resolution); and

(iii)

the Board will only exercise the above power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

- 9 -

NOTICE OF 2010 ANNUAL GENERAL MEETING

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution in a general meeting;

(c)	contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to:

(i)

approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement);

(ii)	determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(iii)

increase the registered capital of the Company pursuant to the issue of shares under paragraph (a) of this resolution and make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
14 April 2011

Notes:

(a)

The H Share register of members is currently closed until (and inclusive of) Thursday, 14 April 2011 for the holding of the second extraordinary general meeting of the Company on Thursday, 14 April 2011 in compliance with the articles of association of the Company, no transfer of H Shares will be effected until (and inclusive of) Thursday, 14 April 2010. The H Share register will be reopened on Friday, 15 April 2011 to effect transfers of H Shares and will be closed again from Sunday, 1 May 2011 to Tuesday, 31 May 2011 (both days inclusive), during which period no transfer of H Shares will be effected. Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Friday, 29 April 2011 are entitled to (1) receive the 2010 final dividend of the Company and (2) to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order for the Shareholders to be qualified to (1) receive the 2010 final dividend of the Company and (2) to attend and vote at the AGM, all transfer documents accompanied by the relevant H share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 29 April 2011 for registration.

* For identification purpose only

- 10 -

NOTICE OF 2010 ANNUAL GENERAL MEETING

(b)

Holders of A Shares or H Shares, who intend to attend the AGM, must complete the reply slip for attending the AGM and return them to the Company's Board Secretary Office no later than 20 days before the date of the AGM, i.e. no later than Wednesday, 11 May 2011.

Details of the Company's Board Secretary Office are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of A Shares which is entitled to attend the AGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM, and Notes (c) to (d) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Company's Board Secretary Office, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof, in order for such documents to be valid.

(g)

If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the AGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(h)	Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(i)	All votings at the AGM will be conducted by a poll.

- 11 -

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary